UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Ms. Ann Marie Swanson
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

December 17, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No. 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 7,669,965 shares of Common Stock
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,669,965 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,669,965 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.73%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)            This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Ann Marie Swanson is the Chief Compliance Officer of Aletheia.

(b)-(f)      Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, an Amendment No. 4 for an event of May 18, 2010, an Amendment No. 5 for an event of September 9, 2010, and an Amendment No. 6 for an event of October 19, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 7,669,965 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $149,756,261 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)            The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 60,230,280 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2010) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Aletheia	7,669,965	12.73%

(b)            Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 7,669,965 shares of the Issuer’s Common Stock.

(c)            See Appendix 1 annexed hereto.

(d)            Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)            Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Ann Marie Swanson
Ann Marie Swanson
Chief Compliance Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK  - SINCE LAST FILING

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales
11/11/10	175	2,629	15.02	2,930	43,514	14.85
11/12/10	29	422	14.57	496	7,265	14.65
11/15/10	981	14,583	14.87	1,287	19,234	14.95
11/16/10	304	4,357	14.33	993	14,273	14.37
11/17/10	563	8,312	14.76	5,528	81,037	14.66
11/18/10	1,507	23,145	15.36	1,630	24,831	15.23
11/19/10	0	0		625	9,357	14.97
11/22/10	2,626	40,020	15.24	1,055	15,797	14.97
11/23/10	900	13,583	15.09	12,195	181,286	14.87
11/24/10	370	5,663	15.31	1,200	18,274	15.23
11/26/10	2,209	33,340	15.09	7,177	108,413	15.11
11/29/10	246	3,680	14.96	1,065	15,904	14.93
11/30/10	477	6,578	13.79	1,426	20,478	14.36
12/01/10	622	8,434	13.56	6,220	83,710	13.46
12/02/10	1,755	22,896	13.05	27,768	362,817	13.07
12/03/10	8,573	112,132	13.08	33,039	430,109	13.02
12/06/10	527	7,997	15.17	35	508	14.52
12/07/10	5,300	83,640	15.78	37,142	580,582	15.63
12/08/10	483	7,329	15.17	118,205	1,802,031	15.24
12/09/10	800	12,149	15.19	6,987	105,822	15.15
12/10/10	1,328	20,162	15.18	0	0
12/13/10	1,709	25,451	14.89	64,394	964,965	14.99
12/14/10	939	14,025	14.94	10,635	157,629	14.82
12/15/10	0	0		1,850	27,447	14.84
12/16/10	0	0		35,861	525,197	14.65
12/17/10	1,525	22,013	14.43	59,913	880,627	14.70